UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

On March 28, 2012, Compugen Ltd. (“Compugen” or, the “Company”) issued a press release announcing the establishment of operations in South San Francisco, California for the development of oncology and immunology monoclonal antibody (mAb) drug candidates against Compugen-discovered targets. Compugen also announced the appointment of Mary Haak-Frendscho, Ph.D., as Executive Chairperson of Compugen Inc., the wholly owned subsidiary of Compugen Ltd., that will undertake the new operations, and John J. Hunter, Ph.D., as Compugen Inc.'s Vice President of Antibody R&D and Site Head.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated March 28, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: March 28, 2012	By:	/s/ Ms. Dikla Czaczkes Axselbrad

Dikla Czaczkes Axselbrad Chief Financial Officer